

ATWOOD OCEANICS, INC.

2008 ANNUAL REPORT



2008 ANNUAL REPORT TO SHAREHOLDERS
THE COMPANY

This Annual Report is for Atwood Oceanics, Inc. and its subsidiaries, which are collectively referred to herein as "we", "our", or the "Company" except where stated otherwise. We are engaged in the domestic and international offshore drilling and completion of exploratory and developmental oil and gas wells and related services. Presently, we own and operate a premium, modern fleet of eight mobile offshore drilling units. Since fiscal year 1997, we have invested approximately $520 million in upgrading seven mobile offshore drilling units and constructing an ultra-premium jack-up unit, the ATWOOD BEACON. Upon its expected delivery in December 2008, the ATWOOD AURORA will be our ninth owned, active mobile offshore drilling unit. We are also constructing a conventionally moored semisubmersible unit and a dynamically positioned semisubmersible unit, which will be our tenth and eleventh mobile offshore drilling units upon delivery in 2011 and 2012, respectively. We support our operations from our Houston headquarters and offices currently located in Australia, Malaysia, Malta, Egypt, Indonesia, Singapore and the United Kingdom.

FINANCIAL HIGHLIGHTS

	2008	2007
	(In Thousands)	
FOR THE YEAR ENDED SEPTEMBER 30:		
REVENUES	**$ 526,604**	$403,037
NET INCOME	**215,438**	139,024
CAPITAL EXPENDITURES	**328,246**	88,770
AT SEPTEMBER 30:		
NET PROPERTY AND EQUIPMENT	**$ 787,838**	$493,851
TOTAL ASSETS	**1,099,958**	717,724
TOTAL SHAREHOLDERS' EQUITY	**843,690**	615,855


CONTRACT REVENUES
($ MILLIONS)
540
450
360
270
180
90
0
2004 2005 2006 2007 2008


CAPITAL EXPENDITURES
($ MILLIONS)
350
315
280
245
210
175
140
105
70
35
0
2004 2005 2006 2007 2008


OPERATING INCOME
($ MILLIONS)
260.0
227.5
195.0
162.5
130.0
97.5
65.0
32.5
0.0
2004 2005 2006 2007 2008


NET INCOME
($ MILLIONS)
240
210
180
150
120
90
60
30
0
2004 2005 2006 2007 2008

TO OUR SHAREHOLDERS AND EMPLOYEES:

Fiscal year 2008 marked the third consecutive year of record financial results for Atwood Oceanics, Inc. and its subsidiaries (collectively the "Company"), with revenues, operating cash flows and net income being the highest in our history. Our net income of $215 million, or $3.34 per diluted share, for fiscal year 2008 reflected a 55% improvement on our previous record net income of $139 million, or $2.18 per diluted share in fiscal year 2007. During the past fiscal year, we again achieved fleet utilization of 100% for our eight offshore drilling units and have been active in identifying and pursuing value-enhancing growth opportunities. We currently have three new rigs being constructed. Our new ultra-premium jack-up, the **ATWOOD AURORA**, under construction in Brownsville, Texas, will become our ninth offshore drilling unit when it commences operation on a two-year contract, currently targeted for mid-February 2009. We are also currently building two deepwater Friede & Goldman ExD Millennium design semisubmersibles at **Jurong Shipyard** in Singapore. These two units, which will become our tenth and eleventh drilling units, are a conventionally moored 6,000 feet water-depth unit (scheduled for delivery in early 2011 to commence a three-year contract) and a dynamically positioned 10,000 feet water-depth unit (scheduled for delivery in mid-2012).

Out of our eight drilling units currently working and three drilling units currently under construction, five (5) have current contract commitments that extend into fiscal year 2011 or later and one (1) has options which are expected to be exercised and, if exercised, will extend its contract commitment through fiscal year 2010. We are actively pursuing additional work for the four active drilling units whose contracts will expire in fiscal year 2009 as well as work for our second new build semi-submersible unit upon its delivery in 2012. Currently, we have approximately $2 billion of revenue backlog compared to approximately $1.5 billion of estimated capital commitments for the three new units. In terms of available rig days contracted, we have approximately 75%, 45% and 35% committed for 2009, 2010 and 2011, respectively.

The **ATWOOD BEACON** has commenced drilling its final well under its current contract offshore India. This well could extend into May or June 2009. We are currently pursuing additional work for this unit outside of India. The **VICKSBURG** has a current contract commitment offshore Thailand that extends into June 2009. We are pursuing additional work in its current area of operations as well as other opportunities. Our only rig in the U.S. Gulf of Mexico, the **RICHMOND**, is currently working under a contract commitment that should extend through most of the second quarter of fiscal year 2009. The **RICHMOND** has been fully utilized in the Gulf of Mexico for many years and we anticipate high utilization for this rig should continue during fiscal year 2009. The **ATWOOD SOUTHERN CROSS** is currently working under a one-well commitment that should extend into December 2008. We are currently pursuing future opportunities for this unit.

The Company's strategy is based on consistently meeting the needs of our clients with safe, quality operations; premium equipment; and being leveraged to deepwater and international markets. This strategy has served us well and continues to guide our path forward in creating value over the longer-term. Execution is a key focus for us in all respects including our financial results, operational performance and delivering, as planned, on our current three unit construction program. Based on longer term expectations for energy demand, we believe our fleet and the services we provide position the Company well to meet the future needs of our clients, especially for deepwater drilling.

We currently have $200 million borrowed under our five-year, $300 million credit facility, which we executed in October 2007. In November 2008, we entered into an additional five-year credit facility totaling $280 million with a potential increase up to $300 million. These credit facilities will provide funding to complete construction of the **ATWOOD AURORA** and the two new deepwater semisubmersibles being constructed in Singapore. It is our goal to continue to develop and position the Company for the future and to remain opportunistic in terms of identifying value enhancing opportunities when the time is right. We have no immediate plans for further growth in addition to our present three unit construction program.

Once again during the past fiscal year, the Company's performance, strong position and results owed much to the talent, hard work and contributions of both our U.S. and international employees. Accordingly, we are grateful to our employees for another successful year and to our shareholders for their trust as we continue to focus on creating longer-term value. In October 2008, we celebrated our forty-year anniversary. **Atwood Oceanics** is proud of its history, reputation, long-standing client relationships and the opportunity to be involved in the many communities around the world where we have been fortunate to operate.



JOHN R. IRWIN

WORLD WIDE



RICHMOND
ATWOOD AURORA**
ATWOOD SOUTHERN CROSS
SEAHAWK
Legend
Office / Shorebase

* Rig locations are as of November 25, 2008.

**Currently under construction, with completion expected in December 2008. Upon completion

OPERATIONS*



ATWOOD HUNTER
ATWOOD BEACON
VICKSBURG
ATWOOD FALCON
ATWOOD EAGLE

will be moved to Egypt to commence a two year contract.



ATWOOD AURORA

The ATWOOD AURORA is currently undergoing commissioning in Brownsville, Texas. The rig is targeted to commence working under its initial contract of two years offshore Egypt in February 2009.



ATWOOD HUNTER

The ATWOOD HUNTER has recently commenced working under contract commitments in the Eastern Mediterranean Sea and offshore Africa that are expected to extend into fiscal year 2012.



RICHMOND

The RICHMOND, the Company's only rig working in the U.S. Gulf of Mexico, continues to prove its durability during hurricane season. Over the last few years, the rig has been in the path of several hurricanes with no significant damage to the rig or significant disruption to drilling operations.

Atwood Oceanics, Inc. and Subsidiaries

FIVE YEAR FINANCIAL REVIEW

(In thousands, except per share amounts, fleet data and ratios)	At or For the Years Ended September 30, 2008	2007	2006	2005	2004
STATEMENTS OF OPERATIONS DATA:					
Revenues	**$ 526,604**	$ 403,037	$ 276,625	$ 176,156	$163,454
Contract drilling costs	**(216,395)**	(186,949)	(144,366)	(102,849)	(98,936)
Depreciation	**(34,783)**	(33,366)	(26,401)	(26,735)	(31,582)
General and administrative expenses	**(30,975)**	(23,929)	(20,630)	(14,245)	(11,389)
Gain on sale of equipment	**155**	414	10,548	—	—
OPERATING INCOME	**244,606**	159,207	95,776	32,327	21,547
Other (expense) income	**169**	752	(3,940)	(6,719)	(9,145)
Tax (provision) benefit	**(29,337)**	(20,935)	(5,714)	403	(4,815)
NET INCOME	**$ 215,438**	$ 139,024	$ 86,122	$ 26,011	$ 7,587
PER SHARE DATA:					
Earnings per common share:					
Basic	**$ 3.38**	$ 2.22	$ 1.39	$ 0.43	$ 0.14
Diluted	**$ 3.34**	$ 2.18	$ 1.37	$ 0.42	$ 0.14
Average common shares outstanding:					
Basic	**63,756**	62,686	61,872	60,824	55,436
Diluted	**64,556**	63,628	62,884	62,440	56,128
FLEET DATA:					
Number of rigs owned or managed, at end of period	**8**	8	10	11	11
Utilization rate for in-service rigs(1)	**100%**	100%	100%	98%	93%
BALANCE SHEET DATA:					
Cash and cash equivalents	**$ 121,092**	$ 100,361	$ 32,276	$ 18,982	$ 16,416
Working capital	**248,052**	158,549	86,308	35,894	32,913
Net property and equipment	**787,838**	493,851	436,166	390,778	401,141
Total assets	**1,099,958**	717,724	593,829	495,694	498,936
Total long-term debt (including current portion)	**170,000**	18,000	64,000	90,000	181,000
Shareholders' equity(2)(3)	**843,690**	615,855	458,894	362,137	271,589
Ratio of current assets to current liabilities	**5.12**	3.75	2.41	1.64	1.55

Notes —

(1) Excludes managed rigs, the SEASCOUT (sold in fiscal year 2006), and contractual downtime on rigs upgraded.

(2) We have never paid any cash dividends on our common stock.

(3) In October 2004, we sold 4,700,000 shares of common stock in a public offering.

OFFSHORE DRILLING OPERATIONS

Rig Name	Year Upgraded	Maximum Water Depth	Percentage of FY 2008 Revenues	Location at November 24, 2008	Customer	Contract Status at November 24, 2008
SEMISUBMERSIBLES —						
ATWOOD EAGLE	2000/2002	5,000 Ft.	17%	Offshore Australia	WOODSIDE ENERGY LTD ("WOODSIDE")	The rig is currently working under a two year drilling program with Woodside which is expected to be completed in June 2010. Following the Woodside contract, the rig has a commitment with Chevron Australia Pty. Ltd. that will last until the expected delivery of the first new semisubmersible in February/March 2011.
ATWOOD HUNTER	1997/2001	5,000 Ft.	17%	Eastern Mediterranean Sea	NOBLE ENERGY, INC. ("NOBLE")	The rig is currently working under a drilling program for Noble which should take until February/April 2009 to complete. Following the completion of the work in the Eastern Mediterranean Sea, the rig will be moved to West Africa to work under a long term drilling program with Noble and Kosmos Energy Ghana HC which should take until October/November 2012 to complete.
ATWOOD FALCON	1998/2006	5,000 Ft.	15%	Offshore Malaysia	SARAWAK SHELL BERHAD ("SHELL")	The rig is currently working under a drilling program with Shell which extends to August 2009. Upon completion of the Shell program, the rig will begin a two year drilling commitment in the South China Sea.
ATWOOD SOUTHERN CROSS	1997/2006	2,000 Ft.	22%	Offshore Mauritania	PETRONAS CARIGALI SDN BHD. ("PETRONAS")	The rig is currently working under a drilling commitment with Petronas which is expected to be completed in December 2008. Additional contract opportunities following the completion of this commitment are currently being pursued.
CANTILEVER JACK-UPS —						
ATWOOD BEACON	Constructed in 2003	400 Ft.	9%	Offshore India	GUJARAT STATE PETROLEUM CORPORATION LTD. ("GSPC")	The rig is currently working under a drilling program for GSPC which extends to the completion of the well that is in progress at the end of January 2009 (estimated to be June/July 2009).
VICKSBURG	1998	300 Ft.	11%	Offshore Thailand	CHEVRON OVERSEAS PETROLEUM ("CHEVRON")	The rig is currently working under a drilling commitment for Chevron which extends to June 2009.
ATWOOD AURORA	Under Construction	350 Ft.	0%	N/A	N/A	The rig is under construction in Brownsville, Texas with expected delivery in December 2008. Upon delivery, the rig will be moved to offshore Egypt where it will commence a two year drilling program with RWE Dea Nile GmbH.
SUBMERSIBLE —						
RICHMOND	2000/2002/2007	70 Ft.	3%	US Gulf of Mexico	CONTANGO OPERATIONS INC. ("CONTANGO")	The rig is currently working under drilling commitments with Contango which should extend to April 2009.

Rig Name	Year Upgraded	Maximum Water Depth	Percentage of FY 2008 Revenues	Location at November 24, 2008	Customer	Contract Status at November 24, 2008
SEMISUBMERSIBLE TENDER ASSIST UNIT —						
SEAHAWK	1992/1999/2006	600 Ft.	6%	Offshore Equatorial Guinea	AMERADA HESS EQUATORIAL GUINEA, INC. ("HESS")	The rig is currently working under a contractual commitment with Hess which extends to August 2009. Hess also has two six-month options remaining under this program.

Statements included in this report which are not historical facts (including any statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, we and our representatives may from to time to time make other oral or written statements which are also forward-looking statements.

These forward-looking statements are made based upon management's current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

Important factors that could cause our actual results of operations or our actual financial conditions to differ include, but are not necessarily limited to:

- our dependence on the oil and gas industry;
- the operational risks involved in drilling for oil and gas;
- risks associated with the current global economic crisis and its impact on capital markets and liquidity and future drilling activity;
- changes in rig utilization and dayrates in response to the level of activity in the oil and gas industry, which is significantly affected by indications and expectations regarding the level and volatility of oil and gas prices, which in turn are affected by such things as political, economic and weather conditions affecting or potentially affecting regional or worldwide demand for oil and gas, actions or anticipated actions by OPEC, inventory levels, deliverability constraints, and future market activity;
- the extent to which customers and potential customers continue to pursue deepwater drilling;
- exploration success or lack of exploration success by our customers and potential customers;
- the highly competitive and cyclical nature of our business, with periods of low demand and excess rig availability;
- the impact of the war with Iraq or other military operations, terrorist or piracy acts or embargoes elsewhere;
- our ability to enter into and the terms of future drilling contracts;
- the availability of qualified personnel;
- our failure to retain the business of one or more significant customers;
- the termination or renegotiation of contracts by customers;
- the availability of adequate insurance at a reasonable cost;
- the occurrence of an uninsured loss;
- the risks of international operations, including possible economic, political, social or monetary instability, and compliance with foreign laws;
- the effect public health concerns could have on our international operations and financial results;
- compliance with or breach of environmental laws;
- the incurrence of secured debt or additional unsecured indebtedness or other obligations by us or our subsidiaries;
- the adequacy of sources of liquidity;
- currently unknown rig repair needs and/or additional opportunities to accelerate

planned maintenance expenditures due to presently unanticipated rig downtime;

- higher than anticipated accruals for performance-based compensation due to better than anticipated performance by us, higher than anticipated severance expenses due to unanticipated employee terminations, higher than anticipated legal and accounting fees due to unanticipated financing or other corporate transactions, and other factors that could increase general and administrative expenses;
- the actions of our competitors in the offshore drilling industry, which could significantly influence rig dayrates and utilization;
- changes in the geographic areas in which our customers plan to operate, which in turn could change our expected effective tax rate;
- changes in oil and gas drilling technology or in our competitors' drilling rig fleets that could make our drilling rigs less competitive or require major capital investments to keep them competitive;
- rig availability;
- the effects and uncertainties of legal and administrative proceedings and other contingencies;
- the impact of governmental laws and regulations and the uncertainties involved in their administration, particularly in some foreign jurisdictions;
- changes in accepted interpretations of accounting guidelines and other accounting pronouncements and tax laws;
- the risks involved in the construction, upgrade, and repair of our drilling units; and
- such other factors as may be discussed in our reports filed with the Securities and Exchange Commission, or SEC.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. The words "believe," "impact," "intend," "estimate," "anticipate," "plan" and similar expressions identify forward-looking statements. These forward-looking statements are found at various places throughout this report. When considering any forward-looking statement, you should also keep in mind the risk factors described in our Form 10-K for the year ended September 30, 2008, particularly in Item 1A Risk Factors, to which this Annual Report is an exhibit, and in other reports or filings we make with the SEC from time to time. Undue reliance should not be placed on these forward-looking statements, which are applicable only on the date hereof. Neither we nor our representatives have a general obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date hereof or to reflect the occurrence of unanticipated events.

MARKET OUTLOOK

Despite the recent decline in the price of oil and natural gas and the global financial crisis, we believe the long-term outlook for the worldwide offshore drilling industry remains positive, especially for deepwater drilling. Although, we do not anticipate any issues in the near-term resulting from the current crisis, further financial market deterioration may have a negative impact on our business and financial condition. The crisis has created significant reductions in available capital and liquidity from banks and other providers of credit, which may adversely affect our customers' and lenders' ability to fulfill their obligations to us. In addition, continued deterioration in the global economy could result in reduced demand for crude oil and natural gas, exploration and production activity and demand for offshore drilling services which could lead to declining dayrates and a decrease of new contract activity.

We are currently building two semisubmersibles targeted for deepwater drilling: a conventionally moored, 6,000 feet water depth unit, (scheduled for delivery in early 2011) and a dynamically positioned, 10,000 feet water depth unit, (scheduled for delivery in mid 2012). Besides the two deepwater semisubmersible drilling units under construction, we are also in the process of completing the construction of an ultra-premium jack-up unit, the ATWOOD AURORA, scheduled for delivery in December 2008. Out of our eight drilling units currently working and the three drilling units currently under construction, five (5) have current contract commitments that extend into fiscal year 2011 or later, one (1) has options which are expected to be exercised and, if exercised, will extend the contract commitment through fiscal year 2010, four (4) have current contract commitments that expire during fiscal year 2009 and one (1) unit, without a current contract, will not be delivered until 2012. Currently, we have an estimated contract revenue backlog of approximately $2.0 billion compared to approximately $1.5 billion of estimated capital commitments for the three new builds under construction and one upgrade.

Revenues, operating cash flows and net income for fiscal year 2008 were the highest in our history. Currently, we have approximately 75% of our available rig days contracted for fiscal year 2009. A comparison of the average per day revenues for fiscal years 2008, 2007 and 2006 for each of our current eight active drilling units is as follows:

	Average Per Day Revenues		
	Fiscal Year 2006	Fiscal Year 2007	Fiscal Year 2008
ATWOOD SOUTHERN CROSS	$ 82,000	$171,000	$321,000
ATWOOD BEACON	88,000	109,000	128,000
VICKSBURG	82,000	110,000	155,000
RICHMOND	55,000	81,000	44,000(1)
ATWOOD EAGLE	129,000	160,000	241,000
ATWOOD HUNTER	172,000	234,000	246,000
ATWOOD FALCON	83,000	138,000	216,000
SEAHAWK	32,000	84,000	88,000

(1) The RICHMOND was in a shipyard undergoing a life-enhancing upgrade for approximately four months of fiscal year 2008 and earned no revenue during this time which accounts for its decline in average per day revenues.

The ATWOOD SOUTHERN CROSS is currently working, at a dayrate of $352,000, under a one-well commitment that should extend into December 2008. We are currently pursuing additional work for this unit; however, there is no guarantee that we will have work for the rig immediately following the completion of its current drilling commitment; thus, there is a possibility that the rig could incur some zero rate days. The ATWOOD BEACON has commenced drilling its final well under its current contract offshore India that could extend into May/June 2009. We are currently pursuing additional work for this unit outside of India. The VICKSBURG has a current contract commitment offshore Thailand at a dayrate of $154,000 that extends into

June 2009. We are pursuing an extension of this contract. Our only rig in the U.S. Gulf of Mexico, the RICHMOND, is currently working under a contract commitment that should extend through most of the second quarter of fiscal year 2009 at dayrates in the mid to high $70,000's. The RICHMOND has been 100% utilized in the Gulf of Mexico for many years and we expect high utilization of this rig during fiscal year 2009.

The ATWOOD EAGLE is currently working under a contractual commitment offshore Australia at a dayrate of $405,000, subject to adjustment for cost escalations, which extends to June 2010. Following completion of this contract commitment, the rig will commence a drilling commitment that could extend for six months or longer at a dayrate of at least $430,000. The ATWOOD HUNTER has just commenced working under a drilling commitment that should extend to September 2012 at operating dayrates that range from $511,000 to $545,000, subject to adjustment for cost escalations. The ATWOOD FALCON's current contract extends to August 2009 offshore Malaysia at a dayrate of $160,000 or $200,000, depending upon water depth of each well drilled. Following completion of this contract commitment, the rig will then commence a two-year contract commitment at a dayrate of $425,000 subject to adjustment for cost escalations. Our ultra-premium jack-up, the ATWOOD AURORA, currently under construction in Brownsville, Texas, has been awarded a two-year contract offshore Egypt. This contract provides for a dayrate of $165,000, subject to adjustment for cost escalations, with an option to extend the commitment to three years. The rig is expected to commence operations in February 2009. Our conventionally moored semisubmersible, under construction in Singapore, has been awarded a three year contract at a dayrate of $470,000, with an option to extend this commitment to six years at a dayrate of $450,000. Both dayrates are subject to adjustment for cost escalations. We expect this drilling unit will commence working offshore Australia in early 2011. The SEAHAWK is working offshore West Africa under a drilling contract that extends to September 2009, however, this contract provides for two additional six-month options at the current contracted dayrate plus certain cost escalations. The rig's current dayrate is approximately $86,000. Despite our operating results for fiscal years 2008 and 2007 being the highest in our history, operating costs for our semisubmersible tender assist unit, SEAHAWK, exceeded revenues by approximately $4 million during fiscal year 2007 while operating costs were relatively consistent with revenues during fiscal year 2008.

Total drilling costs for fiscal year 2008 increased 16% when compared to the prior fiscal year. With the aging workforce of the offshore drilling industry and the increasing need for personnel, we anticipate that personnel-related costs will continue to increase. We currently expect an approximate 20% increase in total drilling costs for fiscal year 2009 when compared to fiscal year 2008; however, approximately 7% of estimated fiscal year 2009 drilling costs will be due to the addition of the ATWOOD AURORA to our fleet.

We anticipate that the VICKSBURG will be off dayrate for approximately 4 weeks to undergo an estimated $30 million equipment upgrade during June/July 2009. In addition to the estimated zero rate time for the VICKSBURG, we expect the following drilling units to incur planned zero rate time during fiscal year 2009:

ATWOOD BEACON	3 days of zero rate time during the first quarter for required regulatory inspections and maintenance
ATWOOD FALCON	2 to 4 zero rate days during the second quarter due to required regulatory inspections
SEAHAWK	3 to 5 zero rate days sometime during the fiscal year for maintenance

ATWOOD HUNTER	10 zero rate days during the fourth quarter for required regulatory inspections and maintenance

In addition to the above planned zero rate days that could be incurred during fiscal year 2009, unplanned zero rate days can occur at any time. During the prior four fiscal years, we have incurred approximately 1% to 2% of unplanned zero rate days per year.

Even with an expected increase in our outstanding debt to between $400 million and $500 million by the end of fiscal year 2009, we expect that our debt to total capitalization ratio will not exceed 30%. With our current contract backlog supporting a strong balance sheet, we will remain focused on executing on our current building program and on identifying value enhancing growth opportunities at the appropriate time; however, we anticipate pursuing no further growth during fiscal year 2009.

RESULTS OF OPERATIONS

Fiscal Year 2008 Versus Fiscal Year 2007

Revenues for fiscal year 2008 increased 31% compared to the prior fiscal year. A comparative analysis of revenues by rig for fiscal years 2008 and 2007 is as follows:

	REVENUES (In millions)		
	Fiscal Year 2008	Fiscal Year 2007	Variance
ATWOOD SOUTHERN CROSS	**$117.6**	$ 62.3	$ 55.3
ATWOOD EAGLE	**88.4**	58.4	30.0
ATWOOD FALCON	**79.0**	50.5	28.5
VICKSBURG	**56.7**	40.0	16.7
ATWOOD BEACON	**46.8**	39.8	7.0
ATWOOD HUNTER	**89.9**	85.4	4.5
SEAHAWK	**32.1**	30.6	1.5
AUSTRALIA MANAGEMENT CONTRACTS	—	6.5	(6.5)
RICHMOND	**16.1**	29.5	(13.4)
	$526.6	$403.0	$123.6

The increase in fleetwide revenues during the current fiscal year is primarily attributable to the increase in average dayrates due to improving market conditions and strong demand for offshore drilling equipment as previously discussed in "Market Outlook". Increases in revenues during the current fiscal year for the ATWOOD SOUTHERN CROSS, ATWOOD EAGLE, ATWOOD FALCON, VICKSBURG, ATWOOD BEACON, ATWOOD HUNTER and SEAHAWK were related to each of these drilling units working at higher dayrates when compared to the prior fiscal year. The AUSTRALIA MANAGEMENT CONTRACTS were terminated during fiscal year 2007. The decrease in revenues for the RICHMOND is due to the fact that for approximately four months of the first two quarters of fiscal year 2008, the rig was in a shipyard undergoing a life-enhancing upgrade and earned no revenue during the shipyard period.

Contract drilling costs for fiscal year 2008 increased 16% compared to the prior fiscal year. A comparative analysis of contract drilling costs by rig for fiscal years 2008 and 2007 is as follows:

	CONTRACT DRILLING COSTS (In millions)		
	Fiscal Year 2008	Fiscal Year 2007	Variance
ATWOOD SOUTHERN CROSS	**$ 33.1**	$ 20.7	$12.4
ATWOOD EAGLE	**44.5**	35.0	9.5
VICKSBURG	**18.6**	14.0	4.6
ATWOOD BEACON	**19.2**	15.5	3.7
ATWOOD HUNTER	**28.9**	25.2	3.7
SEAHAWK	**30.1**	28.2	1.9
ATWOOD FALCON	**24.6**	23.6	1.0
RICHMOND	**12.1**	13.1	(1.0)
AUSTRALIA MANAGEMENT CONTRACTS	—	5.1	(5.1)
OTHER	**5.3**	6.5	(1.2)
	$216.4	$186.9	$29.5

On a fleetwide basis, wage increases and extra personnel for training and development have resulted in higher personnel costs, increases in the number of maintenance projects have resulted in higher equipment related costs, and overall cost inflation have led to increases in contract drilling costs during the current fiscal year for virtually every rig when compared to the prior fiscal year, including the ATWOOD SOUTHERN CROSS, ATWOOD EAGLE, VICKSBURG, ATWOOD BEACON, ATWOOD HUNTER and SEAHAWK. While the ATWOOD FALCON also incurred higher costs due to the reasons mentioned above, the increase is partially offset by a significant amount of planned maintenance performed during its water depth upgrade in the first quarter of fiscal year 2007. Contract drilling costs for the RICHMOND decreased, as the personnel-related costs increased for the reasons mentioned above was more than offset by reduced operating costs while in a shipyard undergoing a life enhancing upgrade for approximately four months of the first two quarters of fiscal year 2008. The AUSTRALIA MANAGEMENT CONTRACTS were terminated during fiscal year 2007.

Depreciation expense for fiscal year 2008 increased 4% as compared to the prior fiscal year. A comparative analysis of depreciation expense by rig for fiscal years 2008 and 2007 is as follows:

	DEPRECIATION EXPENSE (In millions)		
	Fiscal Year 2008	Fiscal Year 2007	Variance
ATWOOD FALCON	**$ 5.2**	$ 4.4	$ 0.8
ATWOOD SOUTHERN CROSS	**3.7**	3.4	0.3
ATWOOD HUNTER	**5.9**	5.7	0.2
SEAHAWK	**6.1**	6.1	—
RICHMOND	**1.0**	1.0	—
ATWOOD EAGLE	**4.5**	4.5	—
ATWOOD BEACON	**5.1**	5.1	—
VICKSBURG	**2.8**	2.9	(0.1)
OTHER	**0.5**	0.3	0.2
	$34.8	$33.4	$ 1.4

Depreciation expense has increased for the ATWOOD FALCON due to the completion of its water depth upgrade during fiscal year 2007. The increase in depreciation expense for the ATWOOD SOUTHERN CROSS when compared to the prior fiscal year is primarily due to equipment upgrades during the second half of fiscal year 2007. Depreciation expense for all other rigs has remained relatively consistent with the prior fiscal year periods. Other depreciation expense has increased due to various corporate office expenditures during the current fiscal year.

Effective March 1, 2008 we extended the remaining depreciable life of the RICHMOND from one year to ten years, based upon completion of a life enhancing upgrade, coupled with our intent to continue marketing and operating the rig beyond one year.

General and administrative expenses for the current fiscal year have increased compared to the prior fiscal year periods primarily due to rising personnel costs which include headcount and wage increases, increased annual bonus compensation costs, increased share-based compensation expense and increased professional fees, which include increased activity regarding future operational and global planning initiatives. While interest expense has remained relatively consistent compared to the prior fiscal year, interest income has decreased when compared to the fiscal year 2007 due to lower interest rates.

Virtually all of our tax provision for fiscal year 2008 relates to taxes in foreign jurisdictions. Accordingly, due to the high level of operating income earned in certain nontaxable and deemed profit tax jurisdictions during fiscal year 2008, our effective tax rate was significantly less than the United States federal statutory rate. While our effective tax rate for the current fiscal year is relatively consistent with the prior fiscal year, we anticipate that our effective rate for fiscal year 2009 will increase to approximately 15% due to a higher level of operating income earned in certain tax jurisdictions with high tax rates when compared to the prior fiscal year.

During July 2007, we were notified by the Malaysian tax authorities regarding a potential proposed adjustment relating to fiscal years 2000 to 2003. Although we believe we are in compliance with applicable rules and regulations, we have evaluated the merit of the assertions by the Malaysian tax authorities and are currently vigorously contesting these assertions. While we cannot predict or provide assurance as to the final outcome of these allegations, we do not expect them to have a material adverse effect on our consolidated financial position, results of operations or cash flows. As of September 30, 2008, there has not been any change in the status of this claim.

Fiscal Year 2007 Versus Fiscal Year 2006

Revenues for fiscal year 2007 increased 46% compared to fiscal year 2006. A comparative analysis of revenues by rig for fiscal years 2007 and 2006 is as follows:

	REVENUES (In millions)		
	Fiscal Year 2007	Fiscal Year 2006	Variance
ATWOOD SOUTHERN CROSS	**$ 62.3**	$ 29.9	$ 32.4
ATWOOD HUNTER	**85.4**	62.8	22.6
ATWOOD FALCON	**50.5**	30.1	20.4
SEAHAWK	**30.6**	11.6	19.0
ATWOOD EAGLE	**58.4**	47.0	11.4
VICKSBURG	**40.0**	30.0	10.0
RICHMOND	**29.5**	20.2	9.3
ATWOOD BEACON	**39.8**	32.1	7.7
AUSTRALIA MANAGEMENT CONTRACTS	**6.5**	12.9	(6.4)
	$403.0	$276.6	$126.4

The increase in fleetwide revenues during fiscal year 2007 when compared to fiscal year 2006 is primarily attributable to the increase in average dayrates due to improving market conditions and strong demand for offshore drilling equipment. Increases in revenues for the ATWOOD SOUTHERN CROSS, ATWOOD HUNTER, ATWOOD FALCON, SEAHAWK, ATWOOD EAGLE, VICKSBURG, RICHMOND, and the ATWOOD BEACON were related to each of these drilling units working under higher dayrate contracts during fiscal year 2007 compared to fiscal year 2006. In addition, for approximately five months of fiscal year 2006, the SEAHAWK earned virtually no revenue as the rig was in a shipyard undergoing a life-enhancing upgrade and then relocated to West Africa. Revenue for the AUSTRALIA MANAGEMENT CONTRACTS was lower for the fiscal year 2007 when compared to fiscal year 2006 due to decreased activity as the most recent drilling program was completed at the end of the first quarter of fiscal year 2007 with the management contracts terminating during the third quarter of fiscal year 2007.

Contract drilling costs for fiscal year 2007 increased 29% compared to fiscal year 2006. A comparative analysis of contract drilling costs by rig for fiscal years 2007 and 2006 is as follows:

	CONTRACT DRILLING COSTS (In millions)		
	Fiscal Year 2007	Fiscal Year 2006	Variance
SEAHAWK	**$ 28.2**	$ 8.4	$19.8
ATWOOD EAGLE	**35.0**	26.8	8.2
ATWOOD FALCON	**23.6**	16.5	7.1
ATWOOD HUNTER	**25.2**	18.8	6.4
ATWOOD BEACON	**15.5**	10.4	5.1
RICHMOND	**13.1**	10.4	2.7
VICKSBURG	**14.0**	11.9	2.1
ATWOOD SOUTHERN CROSS	**20.7**	24.2	(3.5)
AUSTRALIA MANAGEMENT CONTRACTS	**5.1**	10.8	(5.7)
OTHER	**6.5**	6.2	0.3
	$186.9	$144.4	$42.5

On a fleetwide basis, wage increases and extra personnel for training and development have resulted in higher personnel costs during fiscal year 2007 for virtually every rig when compared to fiscal year 2006. With the SEAHAWK and ATWOOD HUNTER currently working offshore West and North Africa, respectively, both rigs have experienced increased travel, freight and shorebase costs due to higher transportation and living expenses in West and North Africa. Contract drilling costs for the SEAHAWK also reflect amortization of approximately $5.1 million of deferred expenses during fiscal year 2007 compared to $0.9 million during fiscal year 2006. In addition, as previously noted, the SEAHAWK incurred significantly less operating costs for approximately five months of fiscal year 2006 as the rig was in a shipyard undergoing a life enhancing upgrade and then relocated to West Africa. The ATWOOD HUNTER incurred additional maintenance costs during a planned regulatory inspection period in December 2006. In addition to the rising personnel costs mentioned above, the ATWOOD EAGLE and RICHMOND incurred higher maintenance costs during fiscal year 2007 due to the amount and timing of certain maintenance projects when compared to fiscal year 2006. The increase in drilling costs for the ATWOOD FALCON is primarily attributable to planned maintenance during its water depth upgrade which was completed during the first quarter of fiscal year 2007. The ATWOOD BEACON incurred higher maintenance costs in fiscal year 2007 as it was in a Singapore shipyard having its last leg sections reattached during the first quarter of fiscal year 2007. Drilling costs for the VICKSBURG have remained relatively consistent other than higher personnel costs. Fiscal year 2007 contract drilling costs for the ATWOOD SOUTHERN CROSS have decreased primarily due to $8.6 million of mobilization expense amortization during the fiscal year 2006 compared to none during fiscal year 2007. AUSTRALIA MANAGEMENT CONTRACTS costs have decreased due to the decreased activity resulting from the completion of the most recent drilling program at the end of the first quarter of fiscal year 2007 and termination of the contracts during the third quarter of fiscal year 2007. Other drilling costs were relatively consistent with the fiscal year 2006.

Depreciation expense for fiscal year 2007 increased 27% as compared to fiscal year 2006. A comparative analysis of depreciation expense by rig for fiscal years 2007 and 2006 is as follows:

	DEPRECIATION EXPENSE (In millions)		
	Fiscal Year 2007	Fiscal Year 2006	Variance
SEAHAWK	**$ 6.1**	$ 1.6	$ 4.5
ATWOOD FALCON	**4.4**	2.8	1.6
ATWOOD SOUTHERN CROSS	**3.4**	2.9	0.5
ATWOOD HUNTER	**5.7**	5.4	0.3
VICKSBURG	**2.9**	2.8	0.1
RICHMOND	**1.0**	0.9	0.1
ATWOOD EAGLE	**4.5**	4.6	(0.1)
ATWOOD BEACON	**5.1**	5.3	(0.2)
OTHER	**0.3**	0.1	0.2
	$33.4	$26.4	$ 7.0

Depreciation expense increased for the SEAHAWK, ATWOOD FALCON and ATWOOD SOUTHERN CROSS as these rigs have undergone upgrades during the fiscal years 2006 and 2007, while depreciation expense for all other rigs has remained relatively consistent with the fiscal year 2006. The SEAHAWK was almost fully depreciated prior to its upgrade; accordingly, ongoing depreciation expense will approximate fiscal year 2007 levels.

General and administrative expenses for fiscal year 2007 increased compared to fiscal year 2006 primarily due to rising personnel costs and additions to the corporate staff. The fiscal year 2007 increase also includes an approximate $0.7 million increase in annual bonus compensation over fiscal year 2006. The decrease in the gain on sale of equipment reflects the sale of our semisubmersible hull, SEASCOUT, for $10 million (net after certain expenses) and our spare 15,000 P.S.I. BOP Stack for approximately $15 million for a gain of approximately $10.1 million in fiscal year 2006 compared to a gain on sale of equipment of $0.4 million during the fiscal year 2007. Interest expense has decreased during fiscal year 2007 primarily due to the reduction of our outstanding debt and due to $2.6 million of capitalized interest charges related to the construction of the ATWOOD AURORA during fiscal year 2007 compared to only $1.1 million during fiscal year 2006. Interest income has increased when compared to the fiscal year 2006 due to interest earned on higher cash balances.

Virtually all of our tax provision for fiscal year 2007 relates to taxes in foreign jurisdictions. Accordingly, due to the high level of operating income earned in certain nontaxable and deemed profit tax jurisdictions during both fiscal years 2006 and 2007, our effective tax rate for these periods was significantly less than the United States federal statutory rate. In addition, during fiscal year 2006, we reversed a $1.8 million tax contingent liability due to the expiration of the statute of limitations in a foreign jurisdiction and recognized a $4.6 million tax benefit due to the acceptance of certain amended prior year tax returns by a foreign tax authority, both of which contributed to the low effective tax rates in fiscal year 2006.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2008, we had $170 million outstanding under our secured 5-year $300 million revolving loan facility which matures in October 2012, subject to acceleration upon certain specified events of default, including breaches of representation or covenants. We were in compliance with all financial covenants at September 30, 2008 and at all times during fiscal years 2008, 2007 and 2006. Loans under this facility bear interest at 0.70% to 1.25% over the Eurodollar Rate, depending upon the ratio of outstanding debt to earnings before interest, taxes and depreciation. The collateral for this credit facility consists primarily of preferred mortgages on three of our active drilling units (ATWOOD EAGLE, ATWOOD HUNTER and ATWOOD BEACON).

Subsequent to September 30, 2008, we entered into another credit agreement with several banks with Nordea Bank Finland Plc, New York Branch again as Administrative Agent for the lenders, as well as Lead Arranger and Book Runner. This new credit agreement provides for a secured 5-year $280 million reducing revolving loan facility with maturity in November 2013, subject to acceleration upon certain specified events of default, including breaches of representation or covenants. The commitment under this facility may be increased by $20 million for a total commitment of $300 million. Loans under the new facility will bear interest at 1.50% over the Eurodollar Rate at closing. The collateral for the new credit agreement consists primarily of preferred mortgages on two of our drilling units (ATWOOD FALCON and ATWOOD SOUTHERN CROSS). The ATWOOD AURORA will be mortgaged upon its delivery expected in December 2008. We have collaterally assigned our interests in the ATWOOD AURORA as security for our obligations under this credit agreement between closing and delivery.

As of November 24, 2008, we have $200 million borrowed under our 5-year $300 million credit facility and no funds borrowed under the new $280 million credit facility. Both credit facilities contain various financial covenants that, among other things, require the maintenance of certain leverage and interest expense coverage ratios. These credit facilities will provide funding to complete the construction of the ATWOOD AURORA and the two deepwater semisubmersibles being constructed in Singapore, for future growth opportunities and for general corporate needs. We expect that the total cost of the ATWOOD AURORA (including capitalized interest and transportation costs to relocate the rig to its first area of operations) will be approximately $180 million, of which approximately $20 million remains to be funded in fiscal year 2009. The total construction costs of the two deepwater semisubmersibles are expected to be approximately $600 million and $750 million, respectively. In addition to the three rigs being constructed, we also anticipate that the VICKSBURG will undergo an estimated $30 million equipment upgrade during June/July 2009.

Since we operate in a very cyclical industry, maintaining high equipment utilization in up, as well as down, cycles is a key factor in generating cash to satisfy current and future obligations. For fiscal year 2002 through 2008, net cash provided by operating activities ranged from a low of approximately $14 million in fiscal year 2003 to a high of approximately $192 million in fiscal year 2008. Our operating cash flows are primarily driven by our operating income, which reflects dayrates and rig utilization. During fiscal year 2008, we used internally generated cash and funds borrowed under our $300 million credit facility to expend approximately $59 million toward the construction of the ATWOOD AURORA, approximately $17 million on a life-enhancing upgrade of the RICHMOND, approximately $238 million towards the construction of the two new deepwater semisubmersibles and approximately $14 million in other capital expenditures.

In fiscal year 2009, we currently expect to expend approximately $20 million in completing the construction and relocation of the ATWOOD AURORA to Egypt, approximately $450 million toward the construction of the two deepwater semisubmersible and $85 million on other capital expenditures. With 75% of our available operating rig days committed for fiscal year 2009, we anticipate increases in cash flows and results of operations when compared to fiscal year 2008. We will utilize internally generated cash flows, as well as cash available under our combined $580 million credit facilities to fund our capital commitments for fiscal year 2009.

Our portfolio of accounts receivable is comprised of major international corporate entities with stable payment experience. Historically, we have not encountered significant difficulty in collecting receivables and typically do not require collateral for our receivables. The increase in accounts receivable of approximately $59 million from September 30, 2007 to September 30, 2008 is primarily attributable to several of our drilling units working under significantly higher dayrate contracts during fiscal year 2008 and to large balances due from two customers greater than 60 days outstanding as of September 30, 2008 that have since been collected during October 2008.

The increase of inventories of materials and supplies of approximately $11 million from September 30, 2007 to September 30, 2008 is primarily due to an increased level of purchasing activity during fiscal year 2008 related to high dollar value critical spare parts for our fleet as well as an overall increase in equipment costs.

The increase of accounts payable and accrued liabilities of approximately $5 million and $15 million, respectively, from September 30, 2007 to September 30, 2008 is primarily due to a higher amount of accrued but unpaid purchases of capital equipment related to our current construction projects and a higher amount of accrued but unpaid taxes when compared to the prior fiscal year end.

Long-term deferred credits have decreased by approximately $16 million at September 30, 2008 compared to September 30, 2007 due to the amortization of deferred fees associated with the prior upgrades of the ATWOOD FALCON and SEAHAWK. Lump sum fees received for upgrade costs reimbursed by our customers are reported as deferred credits in our accompanying Consolidated Balance Sheets and are recognized as earned on a straight-line method over the term of the related drilling contract.

Commitments

The following table summarizes our obligations and commitments (in thousands) at September 30, 2008:

	Fiscal 2009	Fiscal 2010	Fiscal 2011	Fiscal 2012	Fiscal 2013 and thereafter
Credit Facility(1)	$ —	$ —	$ —	$170,000	$ —
Purchase Commitments(2)	450,000	270,000	260,000	100,000	—
Operating Leases	1,290	1,064	956	900	1,783
	$451,290	$271,064	$260,956	$270,900	$1,783

(1) Amounts exclude interest on our $300 million credit facility as interest rates are variable.

(2) Rig construction commitments for the ATWOOD AURORA and the two new deepwater semisubmersibles.

CRITICAL ACCOUNTING POLICIES

Significant accounting policies are included in Note 2 to our consolidated financial statements for the year ended September 30, 2008. These policies, along with the underlying assumptions and judgments made by management in their application, have a significant impact on our consolidated financial statements. We identify our most critical accounting policies as those that are the most pervasive and important to the portrayal of our financial position and results of operations, and that require the most difficult, subjective and/or complex judgments by management regarding estimates about matters that are inherently uncertain. Our most critical accounting policies are those related to revenue recognition, property and equipment, impairment of assets, income taxes, and employee stock-based compensation.

We account for contract drilling revenue in accordance with the terms of the underlying drilling contract. These contracts generally provide that revenue is earned and recognized on a daily rate (i.e. "dayrate") basis and dayrates are typically earned for a particular level of service over the life of a contract. Dayrate contracts can be for a specified period of time or the time required to drill a specified well or number of wells. Revenues from dayrate drilling operations, which are classified under contract drilling services, are recognized on a per day basis as the work progresses. In addition, lump-sum fees received at commencement of the drilling contract as compensation for the cost of relocating drilling rigs from one major operating area to another, as well as equipment and upgrade costs reimbursed by the customer are recognized as earned on a straight-line method over the term of the related drilling contract, as are the dayrates associated with such contract. However, lump-sum fees received upon termination of a drilling contract are recognized as earned during the period termination occurs. In addition, we defer the mobilization costs relating to moving a drilling rig to a new area and customer requested equipment purchases that will revert to the customer at the end of the applicable drilling contract. We amortize such costs on a straight-line basis over the life of the applicable drilling contract.

We currently operate eight active offshore drilling units. These assets are premium equipment and should provide many years of quality service. At September 30, 2008, the carrying value of our property and equipment totaled $787.8 million, which represents 72% of our total assets. This carrying value reflects the application of our property and equipment accounting policies, which incorporate estimates, assumptions and judgments by management relative to the useful lives and salvage values of our units. Once a rig is placed in service, it is depreciated on the straight-line method over its estimated useful life, with depreciation discontinued only during the period when a drilling unit is out of service while undergoing a significant upgrade that extends its useful life. The estimated useful lives of our drilling units and related equipment range from 3 years to 25 years and our salvage values are generally based on 5% of capitalized costs. Any future increases in our estimates of useful lives or salvage values will have the effect of decreasing future depreciation expense in future years and spreading the expense to later years. Any future decreases in our useful lives or salvage values will have the effect of accelerating future depreciation expense.

We evaluate the carrying value of our property and equipment when events or changes in circumstances indicate that the carrying value of such assets may be impaired. Asset impairment evaluations are, by nature, highly subjective. Operations of our drilling equipment are subject to the offshore drilling requirements of oil and gas exploration and production companies and agencies of foreign governments. These requirements are, in turn, subject to fluctuations in government policies, world demand and price for petroleum products, proved reserves in relation to such demand and the extent to which such demand can be met from onshore sources. The critical estimates which result from these dynamics include projected utilization, dayrates, and operating expenses, each of which impact our estimated future cash flows. Over the last ten years, our equipment utilization rate has averaged approximately 90%; however, if a drilling unit incurs significant idle time or receives dayrates below operating costs, its carrying value could become impaired. The estimates, assumptions and judgments used by management in the application of our property and equipment and asset impairment policies reflect both historical experience and expectations regarding future industry conditions and operations. The use of different estimates, assumptions and judgments, especially those involving the useful lives of our rigs and vessels and expectations regarding future industry conditions and operations, would likely result in materially different carrying values of assets and results of operations.

We conduct operations and earn income in numerous foreign countries and are subject to the laws of taxing jurisdictions within those countries, as well as United States federal and state tax laws. At September 30, 2008, we have a $10.6 million net deferred income tax liability. This balance reflects the application of our income tax accounting policies in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Such accounting policies incorporate estimates, assumptions and judgments by management relative to the interpretation of applicable tax laws, the application of accounting standards, and future levels of taxable income. The estimates, assumptions and judgments used by management in connection with accounting for income taxes reflect both historical experience and expectations regarding future industry conditions and operations. Changes in these estimates, assumptions and judgments could result in materially different provisions for deferred and current income taxes.

We began accounting for uncertain tax positions in accordance with FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109, Accounting for Income Taxes" (FIN 48) at October 1, 2007. FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or to be taken on a tax return. The income tax laws and regulations are voluminous and are often ambiguous. As such, we are required to make many subjective assumptions and judgments regarding our tax positions that can materially affect amounts recognized in our consolidated balance sheets and statements of income.

Effective October 1, 2005, we adopted SFAS No. 123(R), "Share-Based Payment", or SFAS 123(R), using the modified prospective application transition method. Under this method, stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the requisite service period (generally the vesting period of the equity grant). In addition, stock-based compensation cost recognized includes compensation cost for unvested stock-based awards as of October 1, 2005. The cumulative effect on us of the change in accounting principle from APB No. 25 to SFAS 123(R) was not material.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities", which provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. GAAP has required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The objective of SFAS No. 159 is to help mitigate this type of volatility in the earnings by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We do not anticipate that SFAS No. 159 will have a material impact on our consolidated financial position, results of operations and cash flows.

In September 2005, the FASB issued SFAS No. 157, "Fair Value Measurements", which defines fair value, establishes methods used to measure fair value and expands disclosure requirements about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal periods. In February 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 157-2, "Effective Date of FASB Statement No. 157". This FSP delays the effective date of SFAS No. 157 by one year for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active". FSP FAS 157-3 clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP FAS 157-3 was effective upon issuance. We do not anticipate that SFAS No. 157, FSP No. FAS 157-2 or FSP No. FAS 157-3 will have a material impact on our consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations (revised 2007)". This statement retains the fundamental requirements for SFAS No. 141, "Business Combinations", that the acquisition method be used for all business combinations and expands the same method of accounting to all transactions and other events in which one entity obtains control over one of more other businesses or assets at the acquisition date and in subsequent periods. SFAS No. 141(R) replaces SFAS No. 141 by requiring measurement at the acquisition date of the fair value of assets acquired, liabilities assumed and noncontrolling interest. Additionally, SFAS No. 141(R) requires that acquisition-related costs, including restructuring costs, be recognized separately from the acquisition. SFAS No. 141(R) applies prospectively to business combinations for fiscal years beginning after December 15, 2008. The impact of SFAS No. 141(R) on us will depend on the nature and extent of any future acquisitions.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51". SFAS No. 160 establishes the accounting and reporting standards for a noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests and applies prospectively to business combinations for fiscal years beginning after December 15, 2008. We are currently analyzing the provisions of SFAS No. 160 to determine how it will affect accounting policies and procedures, but we have not yet made a determination of the impact the adoption will have on our consolidated financial position, results of operations and cash flows.

In May 2008, the FASB, issued SFAS, No. 162, "The Hierarchy of Generally Accepted Accounting Principles". SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP (the GAAP hierarchy). The FASB does not expect SFAS 162 to result in a change in current practice, as the intent of SFAS 162 is to direct the GAAP hierarchy to the reporting entity (rather than its auditor) and to place the GAAP hierarchy within the accounting literature established by the FASB. This statement is effective 60 days following SEC approval of the Public Company Accounting Oversight Board Amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." We do not anticipate that SFAS 162 will have a material impact on our consolidated financial position, results of operations and cash flows.

DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk, including adverse changes in interest rates and foreign currency exchange rates as discussed below.

Interest Rate Risk

All of our $170 million of long-term debt outstanding at September 30, 2008 was floating rate debt. As a result, our annual interest costs in fiscal year 2009 will fluctuate based on interest rate changes. Because the interest rate on our long-term debt is a floating rate, the fair value of our long-term debt approximated carrying value as of September 30, 2008. The impact on annual cash flow of a 10% change in the floating rate (approximately 35 basis points) would be approximately $0.6 million, which we believe to be immaterial. We did not have any open derivative contracts relating to our floating rate debt at September 30, 2008.

Foreign Currency Risk

Certain of our subsidiaries have monetary assets and liabilities that are denominated in a currency other than their functional currencies. Based on September 30, 2008 amounts, a decrease in the value of 10% in the foreign currencies relative to the United States Dollar from the fiscal year-end exchange rates would result in a foreign currency transaction gain of approximately $1.4 million. Thus, we consider our current risk exposure to foreign currency exchange rate movements, based on net cash flows, to be immaterial. We did not have any open derivative contracts relating to foreign currencies at September 30, 2008.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Company management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting was designed by management, under the supervision of the Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States, and includes those policies and procedures that:

(i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our evaluation under the framework in Internal Control-Integrated Framework, management has concluded that the Company maintained effective internal control over financial reporting as of September 30, 2008. PricewaterhouseCoopers LLP, our independent registered public accounting firm, has audited our assessment of the effectiveness of the Company's internal control over financial reporting as of September 30, 2008, as stated in their report, which appears on the following page.

ATWOOD OCEANICS, INC.

by



John R. Irwin
Director, President
and Chief Executive Officer



James M. Holland
Senior Vice President, Chief
Financial Officer and Secretary

November 25, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Atwood Oceanics, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Atwood Oceanics, Inc. and its subsidiaries at September 30, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting, which appears on the preceding page. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



PricewaterhouseCoopers LLP
Houston, Texas
November 25, 2008

Atwood Oceanics, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In thousands)	September 30, 2008	2007
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 121,092	$100,361
Accounts receivable, net of an allowance of $114 and $164 at September 30, 2008 and 2007, respectively	135,728	76,597
Income tax receivable	3,292	1,870
Inventories of materials and supplies, net	37,906	26,721
Deferred tax assets	21	390
Prepaid expenses and deferred costs	10,225	10,240
Total Current Assets	308,264	216,179
NET PROPERTY AND EQUIPMENT	787,838	493,851
DEFERRED COSTS AND OTHER ASSETS	3,856	7,694
	$1,099,958	$717,724
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current maturities of notes payable	$ —	$ 18,000
Accounts payable	16,987	11,769
Accrued liabilities	42,921	27,861
Deferred credits	304	—
Total Current Liabilities	60,212	57,630
LONG-TERM DEBT, net of current maturities:	170,000	—
	170,000	—
LONG TERM LIABILITIES:		
Deferred income taxes	10,595	14,729
Deferred credits	7,942	24,093
Other	7,519	5,417
	26,056	44,239
COMMITMENTS AND CONTENGENCIES (SEE NOTE 11)		
SHAREHOLDERS' EQUITY (NOTE 7):		
Preferred stock, no par value; 1,000 shares authorized, none outstanding	—	—
Common stock, $1 par value, 90,000 shares authorized with 64,031 and 63,350 issued and outstanding at September 30, 2008 and 2007, respectively	64,031	63,350
Paid-in capital	114,804	101,549
Retained earnings	664,855	450,956
Total Shareholders' Equity	843,690	615,855
	$1,099,958	$717,724

The accompanying notes are an integral part of these consolidated financial statements.

Atwood Oceanics, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)	For Years Ended September 30, 2008	2007	2006
REVENUES:			
Contract drilling	**$526,604**	$400,479	$276,625
Business interruption proceeds	**—**	2,558	—
	526,604	403,037	276,625
COSTS AND EXPENSES:			
Contract drilling	**216,395**	186,949	144,366
Depreciation	**34,783**	33,366	26,401
General and administrative	**30,975**	23,929	20,630
Gain on sale of equipment	**(155)**	(414)	(10,548)
	281,998	243,830	180,849
OPERATING INCOME	**244,606**	159,207	95,776
OTHER INCOME (EXPENSE):			
Interest expense, net of capitalized interest	**(1,410)**	(1,689)	(5,166)
Interest income	**1,579**	2,441	1,226
	169	752	(3,940)
INCOME BEFORE INCOME TAXES	**244,775**	159,959	91,836
PROVISION FOR INCOME TAXES	**29,337**	20,935	5,714
NET INCOME	**$215,438**	$139,024	$ 86,122
EARNINGS PER COMMON SHARE (NOTE 2):			
Basic	**$ 3.38**	$ 2.22	$ 1.39
Diluted	**3.34**	2.18	1.37
AVERAGE COMMON SHARES OUTSTANDING (NOTE 2):			
Basic	**63,756**	62,686	61,872
Diluted	**64,556**	63,628	62,884

The accompanying notes are an integral part of these consolidated financial statements.

Atwood Oceanics, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	For Years Ended September 30, 2008	2007	2006
CASH FLOW FROM OPERATING ACTIVITIES:			
Net income	**$ 215,438**	$139,024	$ 86,122
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**34,783**	33,366	26,401
Amortization of debt issuance costs	**657**	804	804
Amortization of deferred items	**(10,305)**	(25,729)	(1,254)
Provision for doubtful accounts	**764**	127	726
Provision for inventory obsolescence	**290**	240	—
Deferred federal income tax benefit	**(3,765)**	(2,169)	(1,032)
Stock-based compensation expense	**7,901**	5,005	4,568
Gain on sale of assets	**(155)**	(414)	(10,548)
Changes in assets and liabilities:			
(Increase) decrease in accounts receivable	**(59,895)**	3,498	(41,083)
(Increase) decrease in income tax receivable	**(1,422)**	(1,805)	3,213
Increase in inventory	**(11,475)**	(4,837)	(6,484)
(Increase) decrease in prepaid expenses	**15**	(1,454)	(5,061)
Increase in deferred costs and other assets	**(1,350)**	(4,506)	(11,419)
Increase in accounts payable	**5,218**	9	5,287
Increase in accrued liabilities	**14,314**	12,124	1,654
Increase in deferred credits and other liabilities	**887**	34,941	31,227
	(23,538)	49,200	(3,001)
Net Cash Provided by Operating Activities	**191,900**	188,224	83,121
CASH FLOW FROM INVESTING ACTIVITIES:			
Capital expenditures	**(328,246)**	(88,770)	(76,133)
Collection of insurance receivable	**—**	550	—
Proceeds from sale of assets	**378**	669	26,239
Net Cash Used by Investing Activities	**(327,868)**	(87,551)	(49,894)
CASH FLOW FROM FINANCING ACTIVITIES:			
Proceeds from debt	**170,000**	—	20,000
Principal payments on debt	**(18,000)**	(46,000)	(46,000)
Debt issuance costs paid	**(1,336)**	—	—
Tax benefit from the exercise of stock options	**—**	3,432	—
Proceeds from exercise of stock options	**6,035**	9,980	6,067
Net Cash Provided (Used) by Financing Activities	**156,699**	(32,588)	(19,933)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**$ 20,731**	$ 68,085	$ 13,294
CASH AND CASH EQUIVALENTS, at beginning of period	**$ 100,361**	$ 32,276	$ 18,982
CASH AND CASH EQUIVALENTS, at end of period	**$ 121,092**	$100,361	$ 32,276
Supplemental disclosure of cash flow information:			
Cash paid during the year for domestic and foreign income taxes	**$ 27,421**	$ 13,095	$ 2,654
Cash paid during the year for interest, net of amounts capitalized	**$ 1,342**	$ 1,822	$ 5,033
Non-cash activities:			
Increase in accrued liabilities related to capital expenditures	**$ 746**	$ 745	$ 4,075

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands)	Common Stock Shares	Common Stock Amount	Paid-in Capital	Retained Earnings	Total Stockholders' Equity
September 30, 2005	61,364	$61,364	$ 74,963	$225,810	$362,137
Net income	—	—	—	86,122	86,122
Restricted stock awards	10	10	(10)	—	—
Exercise of employee stock options	718	718	5,349	—	6,067
Stock option and restricted stock award compensation expense	—	—	4,568	—	4,568
September 30, 2006	62,092	$62,092	$ 84,870	$311,932	$458,894
Net income	—	—	—	139,024	139,024
Restricted stock awards	14	14	(14)	—	—
Exercise of employee stock options	1,244	1,244	8,736	—	9,980
Stock option and restricted stock award compensation expense			5,005		5,005
Tax benefit from exercise of employee stock options	—	—	2,952	—	2,952
September 30, 2007	63,350	$63,350	$101,549	$450,956	$615,855
FIN 48 adoption	—	—	—	(1,539)	(1,539)
Net income	—	—	—	215,438	215,438
Exercise of employee stock options	681	681	5,354	—	6,035
Stock option and restricted stock award compensation expense	—	—	7,901	—	7,901
September 30, 2008	64,031	$64,031	$114,804	$664,855	$843,690

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 — NATURE OF OPERATIONS

Atwood Oceanics, Inc., together with its subsidiaries (collectively referred to herein as "we," "our" or the "Company"), is engaged in offshore drilling and completion of exploratory and developmental oil and gas wells and related support, management and consulting services principally in international locations. Presently, we own and operate a premium, modern fleet of eight mobile offshore drilling units. Upon its expected delivery in December 2008, the ATWOOD AURORA will be our ninth owned active mobile offshore drilling unit. We are also constructing two deepwater units scheduled for delivery in 2011 and 2012, respectively. Currently, we are involved in active operations in the territorial waters of Australia, Equatorial Guinea, India, Israel, Malaysia, Mauritania, Thailand and the United States.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of Atwood Oceanics, Inc. and all of its domestic and foreign subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents

Cash and cash equivalents consist of cash in banks and highly liquid debt instruments, which mature within three months of the date of purchase.

Foreign exchange

The United States dollar is the functional currency for all areas of our operations. Accordingly, monetary assets and liabilities denominated in foreign currency are converted to United States dollars at the rate of exchange in effect at the end of the fiscal year, items of income and expense are remeasured at average monthly rates, and property and equipment and other nonmonetary amounts are remeasured at historical rates. Gains and losses on foreign currency transactions and remeasurements are included in contract drilling costs in our consolidated statements of operations. We recorded a foreign exchange loss of $0.1 million during both fiscal years 2008 and 2006 while we did not record a foreign exchange gain or loss during fiscal year 2007.

Accounts Receivable

We record trade accounts receivable at the amount we invoice our customers. Our portfolio of accounts receivable is comprised of major international corporate entities and government organizations with stable payment experience. Included within our accounts receivable at September 30, 2008 and 2007 are unbilled receivable balances totaling $13.3 million and $13.1 million, respectively, that represent amounts for which contract drilling services have been performed, revenue has been earned based on contractual dayrate provisions and for which collection is deemed probable. Such unbilled amounts were billed subsequent to their respective fiscal year end. Historically, our uncollectible accounts receivable have been immaterial, and typically, we do not require collateral for our receivables. We provide an allowance for uncollectible accounts, as necessary, on a specific identification basis. We had an allowance for doubtful accounts of $0.1 million and $0.2 million, as of September 30, 2008 and 2007, respectively.

Inventories of Material and Supplies

Inventories consist of spare parts, material and supplies held for consumption and are stated principally at the lower of average cost or market, net of reserves for excess and obsolete inventory of $1.3 million and $1.2 million at September 30, 2008 and 2007, respectively.

Income taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes." Under SFAS No. 109, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end given the provisions of enacted tax laws in each respective jurisdiction. Deferred tax assets are reduced by a valuation allowance when, based upon management's estimates, it is more likely than not that a portion of the deferred tax assets will not be realized in a future period.

Property and equipment

Property and equipment are recorded at cost. Interest costs related to property under construction are capitalized as a component of construction costs. Interest capitalized during fiscal years 2008, 2007 and 2006 was $2.6 million, $2.6 million and $1.6 million, respectively.

Once a rig is placed in service, it is depreciated on the straight-line method over its estimated useful life, with depreciation discontinued only during the period when a drilling unit is out of service while undergoing a significant upgrade that extends its useful life. Our estimated useful lives of our various classifications of assets are as follows:

	Years
Drilling vessels and related equipment	5-25
Drill pipe	3
Furniture and other	3-10

Effective March 1, 2008, we extended the remaining depreciable life of the RICHMOND from one year to ten years, based upon completion of a life enhancing upgrade, coupled with our intent to continue marketing and operating the rig beyond one year.

Maintenance, repairs and minor replacements are charged against income as incurred; major replacements and upgrades are capitalized and depreciated over the remaining useful life of the asset as determined upon completion of the work. The cost and related accumulated depreciation of assets sold, retired or otherwise disposed are removed from the accounts at the time of disposition, and any resulting gain or loss is reflected in the Consolidated Statements of Operations for the applicable period.

Impairment of property and equipment

We periodically evaluate our property and equipment to determine that their net carrying value is not in excess of their net realizable value. These evaluations are performed when we have sustained significant declines in utilization and dayrates and recovery is not contemplated in the near future. We consider a number of factors such as estimated future cash flows, appraisals and current market value analysis in determining an asset's fair value. Assets are written down to their fair value if the carrying amount of the asset is not recoverable and exceeds its fair value. There were no impairments during fiscal years ended September 20, 2008, 2007 or 2006.

Deferred drydocking costs

We defer the costs of scheduled drydocking and charge such costs to contract drilling expense over the period to the next scheduled drydocking (normally 30 months). At September 30, 2008 and 2007, deferred drydocking costs totaling $1.8 million and $1.9 million, respectively, were included in Deferred Costs and Other Assets in the accompanying Consolidated Balance Sheets.

Revenue recognition

We account for drilling and management contract revenue in accordance with the term of the underlying drilling or management contract. These contracts generally provide that revenue is earned and recognized on a daily basis. We provide crewed rigs to customers on a daily rate (i.e. "dayrate") basis. Dayrate contracts can be for a specified period of time or the time required to drill a specified well or number of wells. Revenues from dayrate drilling operations, which are classified under contract drilling services, are recognized on a per day basis as the work progresses. In addition, business interruption proceeds are also recognized on a per day basis. See

Note 4 for further discussion of the ATWOOD BEACON incident.

Deferred fees and costs

Lump-sum fees received at commencement of the drilling contract as compensation for the cost of relocating drilling rigs from one major operating area to another, as well as equipment and upgrade costs reimbursed by the customer are recognized as earned on a straight-line method over the term of the related drilling contract, as are the dayrates associated with such contract. However, lump-sum fees received upon termination of a drilling contract are recognized as earned during the period termination occurs. In addition, we defer the mobilization costs relating to moving a drilling rig to a new area and customer requested equipment purchases that will revert to the customer at the end of the applicable drilling contract. We amortize such costs on a straight-line basis over the life of the applicable drilling contract. Contract revenues and drilling costs are reported in the Statements of Operations at their gross amounts.

At September 30, 2008 and 2007, deferred fees associated with mobilization as well as related equipment purchases and upgrades totaled $8.2 million and $24.1 million, respectively. At September 30, 2008 and 2007, deferred costs associated with mobilization and related equipment purchases and upgrades totaled $0.3 million and $4.8 million, respectively. Deferred fees and deferred costs are classified as current or long-term deferred credits and deferred costs, respectively, in the accompanying Consolidated Balance Sheets based on the expected term of the applicable drilling contracts.

Share-based compensation

Effective October 1, 2005, we adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment", or SFAS 123(R), using the modified prospective application transition method. Under this method, stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the requisite service period (generally the vesting period of the equity grant). In addition, stock-based compensation cost recognized includes compensation cost for unvested stock-based awards as of October 1, 2005. The cumulative effect of the change in accounting principle from APB No. 25 to SFAS 123(R) was not material. See Note 3 for additional information.

Earnings per common share

Basic and diluted earnings per share have been computed in accordance with SFAS No. 128, "Earnings per Share" (EPS). Basic EPS excludes dilution and is computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the issuance of additional shares in connection with the assumed conversion of stock options. Under the modified prospective application transition method of SFAS 123(R), we have included the impact of pro forma deferred tax assets in calculating the potential windfall and shortfall tax benefits to determine the amount of diluted shares using the treasury stock method.

The computation of basic and diluted earnings per share under SFAS No. 128 for each of the past three fiscal years is as follows (in thousands, except per share amounts):

	Net Income	Shares	Per Share Amount
Fiscal 2008:			
Basic earnings per share	$215,438	63,756	$ 3.38
Effect of dilutive securities — Stock options	—	800	(0.04)
Diluted earnings per share	$215,438	64,556	$ 3.34
Fiscal 2007:			
Basic earnings per share	$139,024	62,686	$ 2.22
Effect of dilutive securities — Stock options	—	942	(0.04)
Diluted earnings per share	$139,024	63,628	$ 2.18
Fiscal 2006:			
Basic earnings per share	$ 86,122	61,872	$ 1.39
Effect of dilutive securities — Stock options	—	1,012	(0.02)
Diluted earnings per share	$ 86,122	62,884	$ 1.37

The calculation of diluted earnings per share for the years ended September 30, 2008 and 2006 exclude consideration of shares of common shares which may be issued in connection with outstanding stock options of 184,000 and 250,000, respectively, because such options were antidilutive. These options could potentially dilute basic EPS in the future. For the fiscal year ended September 30, 2007, there were no antidilutive options.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make extensive use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the prior period financial statements to conform to the current year presentation. These reclassifications did not affect the Consolidated Balance Sheets or Consolidated Statements of Operations reported in the prior fiscal years.

NOTE 3 — SHARE-BASED COMPENSATION

Effective October 1, 2005, we adopted SFAS 123(R), using the modified prospective application transition method. Under this method, stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the requisite service period (generally the vesting period of the equity grant). In addition, stock-based compensation cost recognized includes compensation cost for unvested stock-based awards as of October 1, 2005. The cumulative effect of the change in accounting principle from APB No. 25 to FAS 123(R) was not material.

On December 7, 2006, our Board of Directors adopted, and our shareholders subsequently approved on February 8, 2007, the Atwood Oceanics, Inc. 2007 Long-Term Incentive Plan, which, as amended, is referred to herein as the "2007 Plan." The effective date of the 2007 Plan was December 7, 2006, and awards may be made under the 2007 Plan through December 6, 2017. Under our 2007 Plan, up to 4,000,000 shares of common stock may be issued to eligible participants in the form of restricted stock awards or upon exercise of stock options granted pursuant to the 2007 Plan. We also have two other stock incentive plans approved by our shareholders, the 2001 Plan and the 1996 Plan, under which there are outstanding stock options and restricted stock awards. However, no additional options or restricted stock will be awarded under the 2001 or 1996 plans.

A summary of share and stock option data for our three stock incentive plans as of September 30, 2008 is as follows:

	2007 Plan	2001 Plan	1996 Plan
Shares available for future awards or grants	3,539,208	—	—
Outstanding stock option grants	183,928	939,128	130,022
Outstanding unvested restricted stock awards	276,864	304,500	—

Awards of restricted stock and stock options have both been granted under our stock incentive plans as of September 30, 2008. We deliver newly issued shares of common stock for restricted stock awards upon vesting and upon exercise of stock options. All stock incentive plans currently in effect have been approved by the shareholders of our outstanding common stock.

The recognition of share-based compensation expense had the following effect on our consolidated statements of operations (in thousands, except per share amounts):

	Year Ended September 30,		
	2008	2007	2006
Increase in contract drilling expenses	**$ 2,095**	$ 1,277	$ 840
Increase in general and administrative expenses	**5,806**	3,728	3,728
Decrease in income tax provision	**(2,032)**	(1,305)	(1,305)
Decrease in net income	**5,869**	3,700	3,263
Decrease in earnings per share:			
Basic	**$ 0.09**	$ 0.06	$ 0.05
Diluted	**$ 0.09**	$ 0.06	$ 0.05

We recognize compensation expense on grants of share-based compensation awards on a straight-line basis over the required service period for each award. Unrecognized compensation cost, net of estimated forfeitures, related to stock options and restricted stock awards and the relating remaining weighted average service period is as follows (in thousands, except average service periods):

	September 30,	
	2008	2007
Unrecognized Compensation Cost		
Stock options	**$ 4,414**	$3,674
Restricted stock awards	**10,072**	3,902
Total	**$14,486**	$7,576
Remaining weighted average service period (Years)	**2.6**	2.1

Stock Options

Under our stock incentive plans, the exercise price of each stock option must be equal to or greater than the fair market value of one share of our common stock on the date of grant, with all outstanding options having a maximum term of 10 years. Options vest ratably over a period from the end of the first to the fourth year from the date of grant under the 2007 and 2001 Plans and from the end of the second to the fifth year from the date of grant under the 1996 Plan. Each option is for the purchase of one share of our common stock.

The total fair value of stock options vested during years ended September 30, 2008, 2007 and 2006 was $2.4 million, $2.1 million and $3.2 million, respectively. The per share weighted average fair value of stock options granted during years ended September 30, 2008, 2007 and 2006 was $20.34, $11.82 and $8.94, respectively. We estimated the fair value of each stock option on the date of grant using the Black-Scholes pricing model and the following assumptions:

	Fiscal 2008	Fiscal 2007	Fiscal 2006
Risk-Free Interest Rate	**3.7%**	4.5%	4.5%
Expected volatility	**46%**	46%	42%
Expected Life (Years)	**5.3**	5.3	6.0
Dividend Yield	**None**	None	None

The average risk-free interest rate is based on the five-year United States treasury security rate in effect as of the grant date. We determined expected volatility using a six year historical volatility figure and determined the expected term of the stock options using 10 years of historical data. The expected dividend yield is based on the expected annual dividend as a percentage of the market value of our common stock as of the grant date.

A summary of stock option activity for year ended September 30, 2008 is as follows:

	Number of Options	Wtd. Avg. Exercise Price	Wtd. Avg. Remaining Contractual Life (Years)	Aggregate Intrinsic Value (000s)
Outstanding at October 1, 2007	1,762,776	$12.27		
Granted	187,128	44.75		
Exercised	(681,326)	8.86		$27,346
Forfeited	(15,500)	24.88		
Outstanding at September 30, 2008	1,253,078	$18.82	6.5	$22,035
Exercisable at September 30, 2008	699,050	$12.26	5.5	$16,872

Restricted Stock

We have also awarded restricted stock to certain employees and to our non-employee directors. The awards of restricted stock to employees are subject to a vesting period ranging from three to four years. Awards of restricted stock to non-employee directors during fiscal year 2006 vested immediately while awards granted subsequent to fiscal year 2006 are subject to a vesting period ranging from one to three years. All restricted stock awards granted to date are restricted from transfer for at least three or four years from the date of grant, whether vested or unvested. We value restricted stock awards at fair market value of our common stock on the date of grant.

A summary of restricted stock activity for the year ended September 30, 2008 is as follows:

	Number of Shares	Wtd. Avg. Fair Value
Unvested at October 1, 2007	320,828	$21.70
Granted	277,312	44.74
Vested	—	—
Forfeited	(16,776)	28.36
Unvested at September 30, 2008	581,364	$32.50

NOTE 4 — PROPERTY AND EQUIPMENT

A summary of property and equipment by classification is as follows (in thousands):

	September 30, 2008	2007
Drilling vessels and related equipment		
Cost	**$1,106,709**	$ 778,469
Accumulated depreciation	**(324,376)**	(292,790)
Net book value	**782,333**	485,679
Drill Pipe		
Cost	**15,568**	15,587
Accumulated depreciation	**(12,139)**	(9,970)
Net book value	**3,429**	5,617
Furniture and other		
Cost	**9,423**	9,211
Accumulated depreciation	**(7,347)**	(6,656)
Net book value	**2,076**	2,555
NET PROPERTY AND EQUIPMENT	**$ 787,838**	$ 493,851

As of September 30, 2008, we had approximately $152 million, $125 million and $113 million of construction in progress related to the construction of the ATWOOD AURORA, the new conventionally moored semisubmersible project, and the new dynamically positioned semisubmersible project, respectively. The total cost of the ATWOOD AURORA is expected to be $180 million, including transportation costs to its initial location, with delivery expected in December 2008.

New Semisubmersible Construction Projects

In January 2008 and July 2008, we executed construction contracts with Jurong Shipyard Pte. Ltd. to construct a conventionally moored Friede & Goldman ExD Millennium Semisubmersible Drilling Unit and a dynamically positioned Friede & Goldman ExD Millennium Semisubmersible Drilling Unit with deliveries expected to occur in early 2011 and mid 2012, respectively. We estimate the total costs of the conventionally moored rig will be approximately $600 million while the cost to construct the dynamically positioned rig is expected to be approximately $750 million.

ATWOOD BEACON

The ATWOOD BEACON incurred damage to all three legs and its derrick while positioning for a well offshore of Indonesia in July 2004. The rig and its damaged legs were transported to the builder's shipyard in Singapore for inspections and repairs. The rig subsequently went back to work and continued to work through the beginning of fiscal year 2007, when we completed the remaining work to repair the rig, and recognized loss of hire revenue of $2.6 million, which is reflected as business interruption proceeds on the Consolidated Statement of Operations. As of September 30, 2007, all reimbursable costs incurred to date and business interruption proceeds earned related to this incident had been reimbursed by the insurance carrier.

NOTE 5 — LONG-TERM DEBT

A summary of long-term debt is as follows (in thousands):

	September 30,	
	2008	2007
Credit facility, bearing interest (market adjustable) at approximately 3.5% and 7% per annum at September 30, 2008 and 2007, respectively	**$170,000**	$18,000
Less — current maturities	—	18,000
	$170,000	$ —

During October 2007, we entered into a credit agreement with several banks, with Nordea Bank Finland plc, New York Branch, as Administrative Agent for the lenders, as well as Lead Arranger and Book Runner. Our credit agreement provides for a secured 5-year $300 million revolving loan facility with maturity in October 2012, subject to acceleration upon certain specified events of default, including breaches of representations or covenants. Loans under this facility will bear interest at varying rates ranging from 0.70% to 1.25% over the Eurodollar Rate, depending upon the ratio of outstanding debt to earnings before interest, taxes and depreciation. The credit agreement supports the issuance, when required, of standby letters of credit. The standby letters of credit outstanding under our prior credit facility were incorporated into this credit facility and were deemed issued thereunder. At September 30, 2008, standby letters of credit in the aggregate amount of approximately $5.3 million were outstanding under this $300 million credit agreement.

The collateral for this $300 million credit agreement consists primarily of preferred mortgages on three of our active drilling units: ATWOOD EAGLE, ATWOOD HUNTER and ATWOOD BEACON with an aggregate net book value at September 30, 2008 totaling approximately $249 million. This credit agreement contains various financial covenants that, among other things, require the maintenance of certain leverage and interest expense coverage ratios.

Under this credit agreement, we are required to pay a fee ranging from 0.225% to 0.375% per annum on the unused portion of the credit facility and certain other administrative costs. As of September 30, 2008, we have $130 million of funds available to borrow under this credit facility.

In conjunction with the establishment of the $300 million credit agreement in 2007, we terminated our prior senior secured credit facility and repaid the remaining $18 million outstanding as of September 30, 2007 during October 2007. We also wrote off to interest expense the remaining unamortized loan costs of approximately $0.4 million related to the prior credit facility during the quarter ended December 31, 2007. In addition, we paid approximately $1.3 million of debt issuance costs related to the current credit facility during the fiscal year 2008 which will be amortized over the term of this credit facility.

Subsequent to September 30, 2008, we entered into another credit agreement with several banks with Nordea Bank Finland plc, New York Branch again as Administrative Agent for the lenders, as well as Lead Arranger and Book Runner. This new credit agreement provides for a secured 5-year $280 million reducing revolving loan facility with maturity in November 2013, subject to acceleration upon certain specified events of default, including breaches of representation or covenants. The commitment under this facility may be increased by $20 million for a total commitment of $300 million. Loans under the new facility will bear interest at 1.50% over the Eurodollar Rate. At closing, the collateral for the new credit agreement consists primarily of preferred mortgages on two of our drilling units (ATWOOD FALCON and ATWOOD SOUTHERN CROSS). The ATWOOD AURORA will be mortgaged upon its expected delivery in December 2008. We have collaterally assigned our interests in the ATWOOD AURORA as security for our obligations under this credit agreement between closing and delivery. The new credit agreement contains various financial covenants that, among other things, require the maintenance of certain leverage and interest expense coverage ratios. This new credit facility along with the $300 million credit facility established in 2007 will provide funding for the three drilling units currently under construction, for future growth opportunities and for general corporate needs. As of November 24, 2008, $200 million has been borrowed under the $300 million credit facility, with no funds borrowed under the new $280 million credit facility.

NOTE 6 — INCOME TAXES

Domestic and foreign income before income taxes for the three-year period ended September 30, 2008 is as follows (in thousands):

	Fiscal 2008	Fiscal 2007	Fiscal 2006
Domestic income (loss)	**$ (6,480)**	$ 8,788	$ 5,738
Foreign income	**251,255**	151,171	86,098
	$244,775	$159,959	$91,836

The provision (benefit) for domestic and foreign taxes on income consists of the following (in thousands):

	Fiscal 2008	Fiscal 2007	Fiscal 2006
Current — domestic	**$ 209**	$ 3,432	$ 58
Deferred — domestic	**(3,555)**	(1,921)	(392)
Current — foreign	**32,893**	19,672	6,688
Deferred — foreign	**(210)**	(248)	(640)
	$29,337	$20,935	$5,714

The components of the deferred income tax assets (liabilities) as of September 30, 2008 and 2007 are as follows (in thousands):

	September 30, 2008	September 30, 2007
Deferred tax assets —		
Net operating loss carryforwards	**$ 618**	$ 1,110
Tax credit carryforwards	**730**	708
Stock option compensation expense	**3,575**	1,944
Book accruals	**1,412**	266
	6,335	4,028
Deferred tax liabilities -		
Difference in book and tax basis of equipment	**(16,179)**	(16,937)
Unrecognized currency exchange gain	**—**	(722)
	(16,179)	(17,659)
Net deferred tax liabilities before valuation allowance	**(9,844)**	(13,631)
Valuation allowance	**(730)**	(708)
	$(10,574)	$(14,339)
Net current deferred tax assets	**$ 21**	$ 390
Net noncurrent deferred tax liabilities	**(10,595)**	(14,729)
	$(10,574)	$(14,339)

The $0.6 million of net operating loss carryforward ("NOL's"), relates to a United States NOL which expires in 2028. Management does not expect that the tax credit carryforward of $0.7 million will be utilized to offset future tax obligations before the credits begin to expire in 2012. Thus, a corresponding $0.7 million valuation allowance is recorded as of September 30, 2008. An analysis of the change in the valuation allowance during the current fiscal year is as follows (in thousands):

Valuation Allowance as of September 30, 2007	$708
Foreign tax credit carryforwards generated	22
Valuation Allowance as of September 30, 2008	$730

Under SFAS 123(R), $16.6 million of United States NOL's relates to windfall tax benefits, which will not be realized or recorded until the deduction reduces our United States income taxes payable. At such time, the amount will be recorded as an increase to paid-in-capital. We apply the "with-and-without" approach when utilizing certain tax attributes whereby windfall tax benefits are used last to offset taxable income.

We do not record federal income taxes on the undistributed earnings of our foreign subsidiaries that we consider to be permanently reinvested in foreign operations. The cumulative amount of such undistributed earnings was approximately $321 million at September 30, 2008. It is not practicable to estimate the amount of any deferred tax liability associated with the undistributed earnings. If these earnings were to be remitted to us, any United States income taxes payable would be substantially reduced by foreign tax credits generated by the repatriation of the earnings. Such foreign tax credits totaled approximately $89 million at September 30, 2008.

The differences between the United States statutory and our effective income tax rate are as follows (in thousands):

	Fiscal 2008	Fiscal 2007	Fiscal 2006
Statutory income tax rate	**35%**	35%	35%
Resolution of prior period tax items	**—**	(1)	(7)
Decrease in tax rate resulting from - Foreign tax rate differentials, net of foreign tax credit utilization	**(23)**	(21)	(22)
Effective income tax rate	**12%**	13%	6%

We adopted the provision of FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes — An Interpretation of SFAS No. 109, Accounting for Income Taxes", or FIN 48, on October 1, 2007. As a result of the implementation of FIN 48, we recognized an approximate $1.5 million increase in the long-term liability for uncertain tax positions which was accounted for as a reduction to the

October 1, 2007 balance of retained earnings. After the adoption of FIN 48, we had $3.7 million of reserves for uncertain tax positions, including estimated accrued interest and penalties of $1.7 million as of October 1, 2007 which are included as Other Long Term Liabilities in the Consolidated Balance Sheet.

We record estimated accrued interest and penalties related to uncertain tax positions in income tax expense. At September 30, 2008, we had $3.5 million of reserves for uncertain tax positions, including estimated accrued interest and penalties of $1.0 million which are included as Other Long Term Liabilities in the Consolidated Balance Sheet. All $3.5 million of the net unrecognized tax benefits would affect the effective tax rate if recognized. A summary of activity related to the net unrecognized tax benefits including penalties and interest for fiscal year 2008 is as follows:

	Liability for Uncertain Tax Positions
Balance at October 1, 2007	$ 3,734
Increases based on tax positions related to prior fiscal years	157
Decreases based on tax positions related to prior fiscal years	(1,842)
Increases based on tax positions related to current fiscal year	1,443
Balance at September 30, 2008	$ 3,492

Our United States tax returns for fiscal year 2006 and subsequent years remain subject to examination by tax authorities. As we conduct business globally, we have various tax years remaining open to examination in our international tax jurisdictions. We do not anticipate that any tax contingencies resolved during the next 12 months will have a material impact on our consolidated financial position, results of operations or cash flows.

As a result of working in foreign jurisdictions, we earned a high level of operating income earned in certain nontaxable and deemed profit tax jurisdictions which significantly reduced our effective tax rate for fiscal years 2008, 2007 and 2006 when compared to the United States statutory rate. There were no significant transactions that materially impacted our effective tax for fiscal year 2008 or 2007; however, during fiscal year 2006, the significant transactions that materially impacted our effective tax rate are as follows:

> We reversed a $1.8 million tax contingent liability due to the expiration of the statute of limitations in a foreign jurisdiction during the third quarter of fiscal year 2006. In addition, we were advised by a foreign tax authority that it had approved acceptance of certain amended prior year tax returns. The acceptance of these amended tax returns, along with the fiscal year 2005 tax return in this foreign jurisdiction, resulted in the recognition of a $4.6 million tax benefit in the third quarter of fiscal year 2006.

During July 2007, we were notified by the Malaysian tax authorities regarding a potential proposed adjustment relating to fiscal years 2000 to 2003. Although we believe we are in compliance with applicable rules and regulations, we have evaluated the merit of the assertions by the Malaysian tax authorities and are currently vigorously contesting these assertions. While we cannot predict or provide assurance as to the final outcome of these allegations, we do not expect them to have a material adverse effect on our consolidated financial position, results of operations or cash flows. As of September 30, 2008 there has not been any change in the status of this claim.

NOTE 7 — CAPITAL STOCK

Preferred Stock

In 1975, 1,000,000 shares of preferred stock with no par value were authorized. In October 2002, we designated Series A Junior Participating

Preferred Stock. No preferred shares have been issued.

Common Stock

On June 11, 2008, our board of directors declared a two-for-one stock split of our common stock effected in the form of a 100% common stock dividend. All shareholders of record at the close of business on June 27, 2008 (the "Record Date"), were entitled to receive on the distribution date, July 11, 2008 (the "Distribution Date"), one additional share of common stock for each share held on the Record Date. The additional shares of common stock were distributed in the form of a 100% common stock dividend on the Distribution Date. All share and per share amounts in the accompanying consolidated financial statements and related notes have been adjusted to reflect the stock split for all periods presented.

Rights Agreement

In September 2002, we authorized and declared a dividend of one Right (as defined in Rights Agreement effective October 18, 2002, which governs the Rights) for each outstanding share of common stock as of November 5, 2002, subject to lender approval and consent, which was obtained. One Right will also be associated with each share of common stock that becomes outstanding after November 5, 2002 but before the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (each as defined in Rights Agreement). The Rights are not exercisable until a person or group of affiliated or associated persons begin to acquire or acquires beneficial ownership of 15 percent or more of our outstanding common stock. This provision does not apply to shareholders already holding 15 percent or more of our outstanding common stock as of November 5, 2002 until they acquire an additional 5 percent.

In connection with our 2008 stock split, and in accordance with the Rights Agreement, we decreased from one two-thousandth to one four-thousandth of a share the number of shares of our Series A Junior Participating Preferred Stock, no par value, purchasable at a price of $150 upon the exercise of each Right, when exercisable. The redemption price of the Rights was also decreased from $0.005 to $0.0025 in connection with the stock split. The Rights are subject to further adjustment for certain future events including any future stock splits. The Rights will expire on November 5, 2012. At September 30, 2008, 500,000 preferred shares have been reserved for issuance in the event that Rights are exercised.

NOTE 8 — RETIREMENT PLANS

We have two contributory retirement plans (the "Plans") under which qualified participants may make contributions, which together with our contributions, can be up to 100% of their compensation, as defined, to a maximum of $40,000. After one month of service, an employee can elect to become a participant in a Plan. Participants must contribute from 1 to 5 percent of their earnings as a required contribution ("the basic contribution"). We make contributions to the Plans equal to twice the basic contributions. Our contributions vest 100% to each participant after three years of service with us including any period of ineligibility mandated by the Plans. If a participant terminates employment before becoming fully vested, the unvested portion is credited to our account and can be used only to offset our future contribution requirements. During fiscal years 2008, 2007 and 2006, no forfeitures were utilized to reduce our cash contribution requirements. In fiscal years 2008, 2007 and 2006, our actual cash contributions totaled approximately $4.3 million, $3.5 million and $3.1 million, respectively. As of September 30, 2008, there were approximately $0.3 million of contribution forfeitures, which can be utilized to reduce our future cash contribution requirements.

NOTE 9 — FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities included in the accompanying Consolidated Balance Sheets approximate fair value due to the short maturity of these instruments. Since our credit facilities (as described in Note 5) have market adjustable interest rates, the carrying value approximated fair value as of September 30, 2008 and 2007.

NOTE 10 — CONCENTRATION OF MARKET AND CREDIT RISK

All of our customers are in the oil and gas offshore exploration and production industry. This industry concentration has the potential to impact our overall exposure to market and credit risks, either positively or negatively, in that our customers could be affected by similar changes in economic, industry or other conditions. However, we believe that the credit risk posed by this industry concentration is offset by the creditworthiness of our customer base.

Despite the recent decline in the price of oil and natural gas and the global financial crisis, we believe long-term outlook for the worldwide offshore drilling industry remains positive, especially for deepwater drilling. Although, we do not anticipate any issues in the near-term resulting from the current crisis, further financial market deterioration may have a negative impact on our business and financial condition. The crisis has created significant reductions in available capital and liquidity from banks and other providers of credit, which may adversely affect our customers' and lenders' ability to fulfill their obligations to us. In addition, continued deterioration in the global economy could result in reduced demand for crude oil and natural gas, exploration and production activity and demand for offshore drilling services which could lead to declining dayrates and a decrease of new contract activity.

Revenues from significant customers from the prior three fiscal years are as follows (in thousands):

	Fiscal 2008	Fiscal 2007	Fiscal 2006
Petronas Carigali Sdn Bhd.	**$60,182**	$ 1,713	$15,809
ENI Spa AGIP Exploration & Production Division	**83,308**	445	18,753
Sarawak Shell Bhd.	**78,988**	50,502	32,841
Chevron Overseas Petroleum	**56,712**	38,272	—
Woodside Energy Ltd.	**37,542**	68,032	78,442
BHP Billiton Petoleum PTY	**34,431**	53,410	5,151
Burullus Gas Company	**29,690**	12,991	39,053
Hoang Long & Hoan Vu Joint Operating Companies	—	2,800	32,114

NOTE 11 — COMMITMENTS AND CONTINGENCIES

Operating Leases

Future minimum lease payments for operating leases for fiscal years ending September 30 are as follows (in thousands):

2009	1,290
2010	1,064
2011	956
2012	900
2013 and thereafter	1,783

Total rent expense under operating leases was approximately $4.8 million, $3.6 million and $3.5 million for fiscal years ended September 30, 2008, 2007, and 2006, respectively.

Litigation

We are party to a number of lawsuits which are ordinary, routine litigation incidental to our business, the outcome of which, individually, or in the aggregate, is not expected to have a material adverse effect on our financial position, results of operations or cash flows.

Other Matters

In one of the foreign jurisdictions where we operate, a new operating tax on drilling services was enacted during fiscal year 2007. In our opinion, which is supported by our legal and tax advisors, we believe the liability related to this new service tax is a direct obligation of our customer according to the provisions of the tax law in the foreign jurisdiction. Additionally, our contract terms provide for this tax to be paid by our customer. To date, there have been no assessments against us or payments made relating to this service tax.

NOTE 12 — RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities", which provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. GAAP has required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The objective of SFAS No. 159 is to help mitigate this type of volatility in the earnings by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We do not anticipate that SFAS No. 159 will have a material impact on our consolidated financial position, results of operations and cash flows.

In September 2005, the FASB issued SFAS No. 157, "Fair Value Measurements", which defines fair value, establishes methods used to measure fair value and expands disclosure requirements about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal periods. In February 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 157-2, "Effective Date of FASB Statement No. 157". This FSP delays the effective date of SFAS No. 157 by one year for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active". FSP FAS 157-3 clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP FAS 157-3 was effective upon issuance. We do not anticipate that SFAS No. 157, FSP No. FAS 157-2 and FSP No. FAS 157-3 will have a material impact on our consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations (revised 2007)". This statement retains the fundamental requirements for SFAS No. 141, "Business Combinations", that the acquisition method be used for all business combinations and expands the same method of accounting to all transactions and other events in which one entity obtains control over one of more other businesses or assets at the acquisition date and in subsequent periods. SFAS No. 141(R) replaces SFAS No. 141 by requiring measurement at the acquisition date of the fair value of assets acquired, liabilities assumed and noncontrolling interest. Additionally, SFAS No. 141(R) requires that acquisition-related costs, including restructuring costs, be recognized separately from the acquisition. SFAS No. 141(R) applies prospectively to business combinations for fiscal years beginning after December 15, 2008. The impact of SFAS No. 141(R) on us will depend on the nature and extent of any future acquisitions.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in

Consolidated Financial Statements — an amendment of ARB No. 51". SFAS No. 160 establishes the accounting and reporting standards for a noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests and applies prospectively to business combinations for fiscal years beginning after December 15, 2008. We are currently analyzing the provisions of SFAS No. 160 to determine how it will affect accounting policies and procedures, but we have not yet made a determination of the impact the adoption will have on our consolidated financial position, results of operations and cash flows.

In May 2008, the FASB, issued SFAS, No. 162, "The Hierarchy of Generally Accepted Accounting Principles". SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP (the GAAP hierarchy). The FASB does not expect SFAS 162 to result in a change in current practice, as the intent of SFAS 162 is to direct the GAAP hierarchy to the reporting entity (rather than its auditor) and to place the GAAP hierarchy within the accounting literature established by the FASB. This statement is effective 60 days following SEC approval of the Public Company Accounting Oversight Board Amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." We do not anticipate that SFAS 162 will have a material impact on our consolidated financial position, results of operations and cash flows.

NOTE 13 — OPERATIONS BY GEOGRAPHIC AREAS

We are engaged in offshore contract drilling. Our contract drilling operations consist of contracting owned or managed offshore drilling equipment primarily to major oil and gas exploration companies. Operating income is contract revenues less operating costs, general and administrative expenses and depreciation. In computing operating income (expense) for each geographic area, other income (expense) and domestic and foreign income taxes were not considered. Total assets are those assets that we use in operations in each geographic area.

A summary of revenues and operating margin for the fiscal years ended September 30, 2008, 2007 and 2006 and identifiable assets by geographic areas as of September 30, 2008, 2007 and 2006 is as follows (in thousands):

	Fiscal 2008	Fiscal 2007	Fiscal 2006
REVENUES:			
United States	**$ 16,096**	$ 29,484	$ 20,249
Southeast Asia & India	**182,503**	130,390	99,884
Mediterranean & Black Sea	**141,414**	112,385	68,970
Africa	**98,188**	65,893	27,676
Australia	**88,403**	64,885	59,846
	$ 526,604	$403,037	$276,625
OPERATING INCOME (EXPENSE):			
United States	**$ (1,891)**	$ 8,484	$ 6,778
Southeast Asia & India	**108,030**	106,544	68,875
Mediterranean & Black Sea	**103,934**	27,471	25,592
Africa	**35,336**	27,528	4,768
Australia	**30,172**	13,109	10,393
Corporate general and administrative expenses	**(30,975)**	(23,929)	(20,630)
	$ 244,606	$159,207	$ 95,776
TOTAL ASSETS:			
United States	**$ 208,597**	$182,687	$ 69,651
Southeast Asia & India	**494,420**	241,754	241,655
Mediterranean & Black Sea	**78,492**	126,214	42,447
Africa	**110,629**	36,074	117,760
Australia	**152,031**	121,968	117,637
Other	**55,789**	9,027	4,679
	$1,099,958	$717,724	$593,829

NOTE 14 — QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly results for fiscal years 2008 and 2007 are as follows (in thousands, except per share amounts):

	QUARTERS ENDED(1)			
	December 31,	March 31,	June 30,	September 30,
Fiscal 2008				
Revenues	$111,048	$113,530	$141,372	$160,654
Income before income taxes	43,111	46,354	68,066	87,244
Net income	38,549	41,755	60,381	74,753
Earnings per common share —				
Basic	0.61	0.66	0.94	1.17
Diluted	0.60	0.65	0.93	1.16
Fiscal 2007				
Revenues	$ 88,800	$ 94,262	$ 98,371	$121,604
Income before income taxes	24,463	37,618	36,569	61,309
Net income	21,085	31,757	32,033	54,149
Earnings per common share —				
Basic	0.34	0.51	0.51	0.86
Diluted	0.34	0.51	0.50	0.85

(1) The sum of the individual quarterly net income per common share amounts may not agree with year-to-date net income per common share as each quarterly computation is based on the weighted average number of common shares outstanding during that period.

DIRECTORS

DEBORAH A. BECK (2, 3, 4)
Corporate Executive, Retired
Milwaukee, Wisconsin

ROBERT W. BURGESS (2, 3, 4)
Financial Executive, Retired
Orleans, Massachusetts

GEORGE S. DOTSON (1, 2, 3, 4)
Corporate Executive, Retired
Tulsa, Oklahoma

HANS HELMERICH (1, 4)
President, Chief Executive Officer
Helmerich & Payne, Inc.
Tulsa, Oklahoma

JOHN R. IRWIN(1)
President, Chief Executive Officer
Atwood Oceanics, Inc.
Houston, Texas

JAMES M. MONTAGUE (2, 3, 4)
Corporate Executive, Retired
Houston, Texas

(1) Executive Committee
(2) Audit Committee
(3) Compensation Committee
(4) Nominating & Corporate Governance Committee

OFFICERS

JOHN R. IRWIN
President, Chief Executive Officer

JAMES M. HOLLAND
Senior Vice President, Chief Financial Officer and Secretary

GLEN P. KELLEY
Senior Vice President — Marketing and Administration

ALAN QUINTERO
Senior Vice President — Operations

RONNIE L. HALL
Vice President — Operations

BARRY M. SMITH
Vice President — Technical Services

RANDAL F. PRESLEY
Vice President — Administrative Services

ANNUAL MEETING

The annual meeting of stockholders will be held at 10:00 A.M., Central Standard Time, on Thursday, February 12, 2009 at our principal office: 15835 Park Ten Place Drive, Houston, Texas, 77084. A formal notice of the meeting together with a proxy statement and form of proxy will be mailed to stockholders on or about January 13, 2009.

TRANSFER AGENT AND REGISTRAR

Continental Stock Transfer & Trust Company
2 Broadway
New York, New York 10004

FORM 10-K

A copy of our Form 10-K to which this Annual Report is an exhibit is filed with the Securities and Exchange Commission and is available free on request by writing to:

Secretary, Atwood Oceanics, Inc.
P. O. Box 218350
Houston, Texas 77218

SEC FILINGS

We file our annual report on Form 10-K, quarterly and current reports, proxy statements, and other information with the SEC. Our annual report on Form 10-K for the year ended September 30, 2008 includes as exhibits all required Sarbanes-Oxley Act Section 302 certifications by our CEO and CFO regarding the quality of our public disclosure. Our SEC filings are available to the public over the internet at the SEC's web site at http://www.sec.gov. Our website address is www.atwd.com. We make available free of charge on or through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information on our website is not incorporated by reference into this report or made a part hereof for any purpose. You may also read and copy any document we file, including our Form 10-K, at the SEC's Public Reference Room at 100F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and copy charges.

NYSE CERTIFICATION

Each year, our CEO must certify to the NYSE that he is not aware of any violations by the Company of NYSE corporate governance listing standards. Our CEO's certification for fiscal year 2007 was submitted to the NYSE during fiscal year 2008, and our CEO will certify fiscal year 2008 during fiscal year 2009.

STOCK PRICE INFORMATION —

The common stock of Atwood Oceanics, Inc. is traded on the New York Stock Exchange ("NYSE") under the symbol "ATW". No cash dividends on common stock were paid in fiscal year 2007 or 2008, and none are anticipated in the foreseeable future. We have approximately 12,100 beneficial owners of our common stock based upon information provided to us by a third party shareholder services provider dated November 7, 2008. As of November 24, 2008, the closing sale price of the common stock of Atwood Oceanics, Inc., as reported by NYSE, was $19.09 per share. The following table sets forth the range of high and low sales prices per share of common stock as reported by the NYSE for the periods indicated.

	Fiscal 2008		Fiscal 2007	
Quarters Ended	Low	High	Low	High
December 31	$35.75	$51.84	$20.36	$26.06
March 31	36.39	52.70	21.89	29.49
June 30	44.56	62.95	29.06	35.06
September 30	32.25	63.46	30.51	40.80

Atwood Oceanics, Inc.
15835 Park Ten Place Drive
P.O. Box 218350
Houston, Texas 77218

ANNUAL REPORT FOR 2008

END